UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Crimson Exploration Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
22662K 20 7
(CUSIP Number)
Richard B. Williams
Executive Vice President
America Capital Energy Corporation
Chrysler Building
405 Lexington Avenue, 65th Floor
New York, New York 10174
(212) 983-8316
with a copy to:
Patrick V. Stark, Esq.
Kane Russell Coleman & Logan PC
3700 Thanksgiving Tower
1601 Elm Street
Dallas, Texas 75201
(214) 777-4260
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 22, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	22662K 20 7

1	NAMES OF REPORTING PERSONS America Capital Energy Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	NY

	7	SOLE VOTING POWER

NUMBER OF		6,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,000,000

WITH	10	SHARED DISPOSITIVE POWER

		6,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	22662K 20 7

1	NAMES OF REPORTING PERSONS Shanghai Zhong Rong Property Group Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	P.R. China

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	22662K 20 7

1	NAMES OF REPORTING PERSONS Ni Zhaoxing

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	P.R. China

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by the Reporting Persons and amends and supplements Items 1, 3, 4, 5, and 6 to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on or about November 5, 2010 (the “Initial Schedule 13D”) by the Reporting Persons. Item 2 remains unchanged. Capitalized terms used but not defined herein shall have the meanings given to them in the Initial Schedule 13D.
Item 1. Security and Issuer.
This Amendment No. 1 relates to the common stock, par value $0.001 per share (“Common Stock”), and the Series I Convertible Preferred Stock, par value $0.01 per share (“Preferred Stock”), of Crimson.
Item 3. Source and Amount of Funds or Other Consideration.
See Item 4 for a description of the Option Agreement and the purchase by ACEC of Crimson’s Preferred Stock. Zhong Rong Group invested into ACEC the funds necessary to purchase the Preferred Stock from Crimson, which funds came from Zhong Rong Group’s excess working capital.
Item 4. Purpose of Transaction.
Pursuant to that certain Option Agreement dated as of October 26, 2010 by and between ACEC and Crimson (the “Option Agreement”), ACEC exercised the option and purchased 1,750,000 shares of Preferred Stock of Crimson for a purchase price of $8,750,000 on or about December 22, 2010. In addition, pursuant to the terms of that certain Certificate of Designation, Preferences and Rights of Series I Convertible Preferred Stock filed with the Delaware Secretary of State on or about October 25, 2010 (the “Certificate of Designation”), ACEC caused the number of directors then constituting Crimson’s Board of Directors to be increased by one (1) and designated and appointed Mr. Ni to serve on Crimson’s Board of Directors simultaneously with its exercise of the option. Pursuant to the terms of the Certificate of Designation, the 1,750,000 shares of Preferred Stock of Crimson purchased by ACEC automatically converted into 1,750,000 shares of Common Stock of Crimson upon such designation and appointment. Together with the 4,250,000 shares of Common Stock previously purchased by ACEC on or about October 26, 2010, ACEC currently holds an aggregate of 6,000,000 shares of Common Stock of Crimson, which represent approximately 13.4% of all of the issued and outstanding shares of Common Stock of Crimson.
Upon the exercise of the option by ACEC referenced above, Crimson and ACEC executed and delivered a Registration Rights Agreement dated as of December 22, 2010 (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the 6,000,000 shares of Crimson Common Stock held by ACEC constitute registrable securities. ACEC has certain demand registration rights and piggyback registration rights with respect to such registrable securities, all pursuant to the terms and conditions set forth in the Registration Rights Agreement.

The descriptions contained in this Item 4 of the transactions contemplated by the Option Agreement, the Certificate of Designation and the Registration Rights Agreement are qualified in their entirety by reference to the full text of (i) the Option Agreement, which is incorporated herein by reference and was filed as Exhibit 99.3 to the Initial Schedule 13D, (ii) the Certificate of Designation, which is incorporated herein by reference and filed as Exhibit 99.1 hereto, and (iii) the Registration Rights Agreement, which is incorporated herein by reference and filed as Exhibit 99.2 hereto.
The shares of Crimson’s Preferred Stock and the converted Common Stock described herein were acquired for investment purposes.
No Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A to the Initial Schedule 13D who are not also Reporting Persons, has any present plans or proposal which relate to or would result in any of the transactions enumerated in subparagraphs (a) — (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in Crimson on a continuing basis. ACEC plans to be a long-term investor in Crimson. The intent is to evaluate opportunities to purchase additional shares of Crimson’s securities in the open market if market and economic conditions are favorable. The timing and ultimate size of any potential future investments is not known. It is possible that ACEC may seek to purchase enough additional shares of Crimson’s securities, either directly or in the public market, to request, or take other action to seek, further representation on Crimson’s Board of Directors. ACEC intends to continuously evaluate Crimson’s businesses and prospects, alternative investment opportunities and other factors deemed relevant in determining whether additional shares of Crimson’s securities will be acquired or whether ACEC will dispose of shares of Crimson’s securities.
Item 5. Interest in Securities of the Issuer
(a) - (b) The information contained on the cover pages of this Amendment No. 1 is incorporated herein by reference. Each of the Reporting Persons owns, as a result of the Subscription Agreement and the Option Agreement, shared voting and dispositive power for 6,000,000 shares of Common Stock of Crimson, which represent approximately 13.4% of all of the issued and outstanding shares of Common Stock of Crimson.
(c) Except as set forth herein, to the knowledge of the Reporting Persons, none of the persons listed on Schedule A to the Initial Schedule 13D has effected any transactions in shares of Crimson’s Common Stock or Preferred Stock since the filing of the Initial Schedule 13D.
(d) none
(e) not applicable

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer
See Item 4 with respect to the Option Agreement, the Certificate of Designation and the Registration Rights Agreement. A copy of the Option Agreement was attached as Exhibit 99.3 to the Initial Schedule 13D. A copy of the Certificate of Designation is attached hereto as Exhibit 99.1 and incorporated herein by reference. A copy of the Registration Rights Agreement is attached hereto as Exhibit 99.2 and incorporated herein by reference.
To the best knowledge of the Reporting Persons, none of the persons listed on Schedule A to the Initial Schedule 13D who are not also Reporting Persons is a party to any contract, agreement or understanding required to be disclosed herein.
Item 7. Material to be Filed as Exhibits
99.1	Certificate of Designation, Preferences and Rights of Series I Convertible Preferred Stock

99.2	Registration Rights Agreement
[Signature Page to Follow]

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2010
America Capital Energy Corporation
	By:	/s/ Richard B. Williams
	Name:	Richard B. Williams
	Title:	Executive Vice President

Shanghai Zhong Rong Property Group, Co., Ltd.
	By:	/s/ Ni Zhaoxing
	Name:	Ni Zhaoxing
	Title:	Chief Executive Officer

/s/ Ni Zhaoxing
Ni Zhaoxing